Reliance
Industries Limited

RECEIVED
2008 APR 22 A 9:15
OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08002058

April 18, 2008

File No.82-3300

Securities Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450, Fifth Street, N.Y.
Washington D.C. 20549
USA

SUPPL

Dear Sirs,

Pursuant to the requirement of furnishing information in connection with the exemption under Rule 12g3-2(b), we forward herewith the following documents filed with the domestic stock exchanges, for your information and record: -

Sr No	Requirement under Listing Agreement with domestic Stock Exchanges	Letter dated	Subject matter
1.	Clause 35	April 18, 2008	Disclosure of Shareholding Pattern
2.	BSE letter dated April 24, 2003	April 18, 2008	Disclosure of Shareholding Pattern in Free Float Indices

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

PROCESSED
APR 24 2008
THOMSON REUTERS

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

dlw
4/23

Reliance
Industries Limited

April 18, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Attention: **Ms. Chitra Sekhar (DCS-CRD)**
Scrip Code: **500325**

Fax No: **2272 3121 / 2272 2037**

Dear Madam,

Sub: Shareholding Pattern as on March 31, 2008

We send herewith Shareholding Pattern of Equity Shares of the Company as on March 31, 2008, in terms of Clause 35 of the Listing Agreement.

As desired, we have also e-mailed the Excel Sheets to 'corp.relations@bseindia.com'

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

Regd. Office : Maker Chambers IV, 3rd Floor, 222, Nariman Point, Post Box : 11717, Mumbai - 400 021. India
Gram : 'RELCOMCOP', Phone : 2278 5000, 2284 2384, 2284 2929, 2282 6070 Telefax : 022-2204 2268, 2285 2214 Website : www.ril.com

Reliance
Industries Limited

April 18, 2008

The Manager
Listing Department
National Stock Exchange of India Limited
Exchange Plaza, 5th Floor
Plot No.C/1, G Block
Bandra-Kurla Complex
Bandra (East)
Mumbai 400 051

Fax No.2659 8237 / 38

Dear Sir,

Sub: Shareholding Pattern as on March 31, 2008

We send herewith Shareholding Pattern on Equity Shares of the Company as on March 31, 2008, in terms of Clause 35 of the Listing Agreement.

Kindly take the same on record.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl: a/a

(I) (a) Statement showing Shareholding Pattern

Name of the Company : Reliance Industries Limited

Scrip Code : 500325

Quarter ended : 31st March, 2008

Category code	Category of shareholder	Number of shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares	
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]					
(1)	Indian					
(a)	Individuals / Hindu Undivided Family	6	1 05 86 013	1 05 86 013	0.76	0.73
(b)	Central Government / State Government(s)	0	0	0	0.00	0.00
(c)	Bodies Corporate	45	63 14 58 707	63 14 57 802	45.11	43.44
(d)	Financial Institutions / Banks	0	0	0	0.00	0.00
(e)	Any other (specify)					
	i. Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	1	10 46 60 154	10 46 60 154	7.48	7.20
	Sub - Total (A) (1)	52	74 67 04 874	74 67 03 969	53.35	51.37
(2)	Foreign					
(a)	Individuals (Non-Resident Individuals / Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any other (specify)					
	Sub - Total (A) (2)	0	0	0	0.00	0.00
	Total Shareholding of Promoter and Promoter Group (A) = (A)(1) + (A)(2)	52	74 67 04 874	74 67 03 969	53.35	51.37
(B)	Public Shareholding[3]					
(1)	Institutions					
(a)	Mutual Funds / UTI	498	3 95 50 061	3 90 71 135	2.83	2.72
(b)	Financial Institutions / Banks	455	17 51 103	16 24 567	0.13	0.12
(c)	Central Government / State Government(s)	73	37 42 983	27 46 958	0.27	0.26
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	29	8 36 53 619	8 36 45 257	5.98	5.75
(f)	Foreign Institutional Investors	1 058	25 91 36 306	25 90 09 699	18.51	17.83
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any other (specify)					
	Sub - Total (B) (1)	2 113	38 78 34 072	38 60 97 616	27.71	26.68
(2)	Non-institutions					
(a)	Bodies Corporate	10 939	7 22 05 802	7 10 40 477	5.16	4.97
(b)	Individuals					
	i. Individual shareholders holding nominal share capital up to Rs. 1 lakh	20 90 530	16 17 01 166	11 02 76 574	11.55	11.12
	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh	463	1 96 20 455	1 88 16 432	1.40	1.35
(c)	Any other (specify)					
	i.NRIs/OCBs	26 151	1 16 27 417	73 63 663	0.83	0.80
	ii. Pending Confirmation	0	0	0	0.00	0.00
	Sub - Total (B) (2)	21 28 083	26 51 54 840	20 74 97 146	18.94	18.24
	Total Public Shareholding (B) = (B)(1) + (B)(2)	21 30 196	65 29 88 912	59 35 94 762	46.65	44.92
	TOTAL (A) + (B)	21 30 248	139 96 93 786	134 02 98 731	100.00	96.29
(C)	Shares held by Custodians and against which Depository Receipts have been issued	1	5 39 54 815	5 39 45 315		3.71
	GRAND TOTAL (A) + (B) + (C)	21 30 249	145 36 48 601	139 42 44 046		100.00

[1]For determining public shareholding for the purpose of Clause 40A
[2]For definitions of "Promoter Shareholding" and "Promoter Group" refer to Clause 40A
[3]For definition of "Public Shareholding", refer to Clause 40A

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.20
2	Ekansha Enterprise Private Limited	6 22 86 240	4.28
3	Bhumika Trading Private Limited	6 14 15 983	4.22
4	Eklavya Mercantile Private Limited	6 13 37 013	4.22
5	Farm Enterprises Limited	4 60 38 645	3.17
6	Bahar Trading Private Limited	4 41 47 728	3.04
7	Anumati Mercantile Private Limited	4 39 18 407	3.02
8	Madhuban Merchandise Private Limited	3 42 33 723	2.36
9	Sanatan Textrade Private Limited	3 41 30 009	2.35
10	Amur Trading Private Limited	3 30 04 017	2.27
11	Tresta Trading Private Limited	3 29 11 094	2.26
12	Ornate Traders Private Limited	3 22 07 491	2.22
13	Reliance Chemicals Private Limited	3 11 19 999	2.14
14	Reliance Polyolefins Private Limited	3 05 97 462	2.10
15	Reliance Life Sciences Private Limited	1 54 84 025	1.07
16	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.03
17	Reliance Petroinvestments Limited	100	0.00
18	Reliance Universal Enterprises Private Limited (Previously known as Pusti Commercials Private Limited)	2 84 73 949	1.96
19	Aavaran Textiles Private Limited	1 32 58 167	0.91
20	Smt.K D Ambani	36 65 227	0.25
21	Pams Investments and Trading Company Private Limited	31 84 983	0.22
22	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.20
23	Shri.M D Ambani	18 07 923	0.12
24	Smt.Nita Ambani	16 99 073	0.12
25	Ms.Isha M Ambani	16 82 195	0.12
26	Master Akash M Ambani	16 81 595	0.12
27	Fidelity Shares and Securities Private Limited	15 25 055	0.10
28	Reliance Welfare Association	12 27 734	0.08
29	Reliance Energy and Project Development Private Limited	10 29 000	0.07
30	Terene Industries Private Limited	4 68 480	0.03
31	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03
32	Synergy Synthetics Private Limited	3 74 401	0.03
33	Vita Investments and Trading Company Private Limited	3 08 395	0.02
34	Reliance Consultancy Services Private Limited	2 52 922	0.02
35	Reliance Industrial Infrastructure Limited	86 000	0.01
36	Deccan Finvest Private Limited	68 795	0.00
37	Master Anant M Ambani	50 000	0.00
38	Jogiya Traders Private Limited	10 010	0.00
39	Hercules Investments Private Limited	1 000	0.00
40	Nikhil Investments Company Private Limited	1 000	0.00
41	Real Fibres Private Limited	1 000	0.00
42	Jagdanand Investments and Trading Company Private Limited	150	0.00
43	Reliance Nutraceuticals Private Limited	100	0.00
44	Reliance Pharmaceuticals (India) Private Limited	100	0.00
45	Jagdishvar Investments and Trading Company Private Limited	100	0.00
46	Kankhal Investments and Trading Company Private Limited	100	0.00
47	Kardam Commercials Private Limited	100	0.00
48	Kedareshwar Investments and Trading Company Private Limited	100	0.00
49	Krish Commercials Private Limited	100	0.00
50	Kshitij Commercials Private Limited	100	0.00
51	Nityapriya Commercials Private Limited	100	0.00
52	Priyash Commercials Private Limited	100	0.00
	TOTAL	74 67 04 874	51.37

Note: Share holding is as per Register of Members adjusted for inter se transfers as disclosed to the Company.

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	7 11 54 778	4.89
	TOTAL	**7 11 54 778**	**4.89**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category of Shareholders (Promoters/ Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Reliance Universal Enterprises Private Limited (Previously known as Pusti Commercials Private Limited)	Promoter	1729606	0.12
	Total		1729606	0.12

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	The Bank of New York - GDRs	26977408	53954815	3.71
	TOTAL	26977408	53954815	3.71

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GDRs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
	Nil	Nil	0	0.00

Reliance
Industries Limited

April 18, 2008

Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street
Mumbai 400 001

Kind Attn : Shri P S Reddy
General Manager of Corporate Services

Dear Sir,

Ref : **Scrip Code – 500325**
Sub : **Shareholding Pattern for Free-Float Indices**

We send herewith Shareholding Pattern as on March 31, 2008 for Free-Float Indices in Form A, B and C.

Kindly acknowledge receipt.

Thanking you,

Yours faithfully,
For **Reliance Industries Limited**

S. Sudhakar
Vice President
Corporate Secretarial

Encl : a/a

FORM A

SHAREHOLDING PATTERN SUMMARY FOR FREE-FLOAT INDICES

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325 Quarter Ended: 31st March, 2008

Category Code	Category	No.of Shares Held	% of Shareholding
I	CONTROLLING/STRATEGIC HOLDINGS		
A	BASED IN INDIA		
1	Indian Individuals/HUFs & Relatives	1 05 86 013	0 73
2	Indian Corporate Bodies/ Trusts/ Partnerships	73 61 18 861	50.64
3	Persons Acting in Concert (also include Suppliers/ Customers)	0	0.00
4	Other Directors & Relatives (other than in 1 above)	0	0.00
5	Employee Welfare Trusts/ESOPs (already converted into shares but locked in)	0	0.00
6	Banks/Financial Institutions	0	0.00
7	Central/ State Govt.	0	0.00
8	Central/ State Govt. Institutions	0	0.00
9	Venture Funds/ Private Equity Funds	0	0.00
	Sub Total A	74 67 04 874	51.37
B	BASED OVERSEAS		
10	Foreign Individuals (including FDI)	0	0.00
11	Foreign Corporate Bodies (including FDI)	0	0.00
12	Non Resident Indians (Individuals)	0	0.00
13	Non Resident Indian Corporate Bodies	0	0.00
	Sub Total B	0	0.00
C	GDRs/ADRs/ ADSs	0	0.00
	Sub Total C	0	0.00
D	OTHERS (Please specify here ______________)	0	0.00
	Sub Total D	0	0.00
E	ANY OTHER SHARES LOCKED-IN (except covered above)	0	0.00
	Sub Total E	0	0.00
	Sub Total I	74 67 04 874	51.37

....contd

Reliance Industries Limited MUMBAI

II	FREE FLOAT	No.of Shares Held	% of Shareholding
A	BASED IN INDIA		
1	Indian Individuals/HUFs	18 10 55 933	12.46
2	Indian Corporate Bodies/Trusts/Partnerships	7 22 05 802	4.97
3	Independent Directors & Relatives	2 65 688	0.02
4	Present Employees	0	0.00
5	*Banks/Financial Institutions*	19 75 221	0.14
6	Central/State Govt.	37 42 983	0.26
7	Central/ State Govt. Institutions	0	0.00
8	Insurance Companies	8 36 53 619	5.75
9	Mutual Funds	3 93 25 943	2.71
10	Venture Funds/ Private Equity Funds	0	0.00
11	Customers	0	0.00
12	Suppliers	0	0.00
	Sub Total A	38 22 25 189	26.29
B	BASED OVERSEAS		
13	Foreign Individuals	0	0.00
14	Foreign Corporate Bodies	1 37 073	0.01
15	Foreign Institutional Investors (SEBI-registered)	25 91 36 306	17.83
16	Non Resident Indians (Individuals)	1 14 90 344	0.79
17	Non Resident Indian Corporate Bodies	0	0 00
	Sub Total B	27 07 63 723	18.63
C	GDRs/ADRs/ADSs	5 39 54 815	3.71
	Sub Total C	5 39 54 815	3.71
D	OTHERS (Please specify here____________________)		
	Sub Total D	0	0.00
	Sub Total II	70 69 43 727	48.63
	Grand Total	1 45 36 48 601	100.00

BROAD SUMMARY OF HOLDINGS	No.of Shares Held	% of Shareholding
Total Controlling/ Strategic Holdings	74 67 04 874	51.37
Total Free-float	70 69 43 727	48.63
Grand Total	1 45 36 48 601	100.00

SUMMARY OF DOMESTIC/FOREIGN HOLDINGS	No.of Shares Held	% of Shareholding
Total Domestic Holding	1 12 89 30 063	77.66
Total Foreign Holding	32 47 18 538	22.34
Grand Total	1 45 36 48 601	100.00

FORM B

CONTROLLING/STRATEGIC HOLDERS
Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code 500325 Quarter Ended 31st March, 2008

Sr No	Holders Name	No.of Shares Held	% of Shareholding	Category Code
1	Petroleum Trust (through Trustees for sole beneficiary-M/s Reliance Industrial Investments and Holdings Ltd.)	10 46 60 154	7.20	I-A-2
2	Ekansha Enterprise Private Limited	6 22 86 240	4.28	I-A-2
3	Bhumika Trading Private Limited	6 14 15 983	4.22	I-A-2
4	Eklavya Mercantile Private Limited	6 13 37 013	4.22	I-A-2
5	Farm Enterprises Limited	4 60 38 645	3.17	I-A-2
6	Bahar Trading Private Limited	4 41 47 728	3.04	I-A-2
7	Anumati Mercantile Private Limited	4 39 18 407	3.02	I-A-2
8	Madhuban Merchandise Private Limited	3 42 33 723	2.36	I-A-2
9	Sanatan Textrade Private Limited	3 41 30 009	2.35	I-A-2
10	Amur Trading Private Limited	3 30 04 017	2.27	I-A-2
11	Tresta Trading Private Limited	3 29 11 094	2.26	I-A-2
12	Ornate Traders Private Limited	3 22 07 491	2.22	I-A-2
13	Reliance Chemicals Private Limited	3 11 19 999	2.14	I-A-2
14	Reliance Polyolefins Private Limited	3 05 97 462	2.10	I-A-2
15	Reliance Life Sciences Private Limited	1 54 84 025	1.07	I-A-2
16	Reliance Consolidated Enterprises Private Limited	1 49 76 149	1.03	I-A-2
17	Reliance Petroinvestments Limited	100	0.00	I-A-2
18	Reliance Universal Enterprises Private Limited (Previously known as Pusti Commercials Private Limited)	2 84 73 949	1.96	I-A-2
19	Aavaran Textiles Private Limited	1 32 58 167	0.91	I-A-2
20	Smt.K D Ambani	36 65 227	0.25	I-A-1
21	Pams Investments and Trading Company Private Limited	31 84 983	0.22	I-A-2
22	Reliance Aromatics and Petrochemicals Private Limited	29 71 000	0.20	I-A-2
23	Shri.M D Ambani	18 07 923	0.12	I-A-1
24	Smt.Nita Ambani	16 99 073	0.12	I-A-1
25	Ms.Isha M Ambani	16 82 195	0.12	I-A-1
26	Master Akash M Ambani	16 81 595	0.12	I-A-1
27	Fidelity Shares and Securities Private Limited	15 25 055	0.10	I-A-2
28	Reliance Welfare Association	12 27 734	0.08	I-A-2
29	Reliance Energy and Project Development Private Limited	10 29 000	0.07	I-A-2
30	Terene Industries Private Limited	4 68 480	0.03	I-A-2
31	Silvassa Hydrocarbons and Investments Private Limited	4 07 581	0.03	I-A-2
32	Synergy Synthetics Private Limited	3 74 401	0.03	I-A-2
33	Vita Investments and Trading Company Private Limited	3 08 395	0.02	I-A-2
34	Reliance Consultancy Services Private Limited	2 52 922	0.02	I-A-2
35	Reliance Industrial Infrastructure Limited	86 000	0.01	I-A-2
36	Deccan Finvest Private Limited	68 795	0.00	I-A-2
37	Master Anant M Ambani	50 000	0.00	I-A-1
38	Jogiya Traders Private Limited	10 010	0.00	I-A-2
39	Hercules Investments Private Limited	1 000	0.00	I-A-2
40	Nikhil Investments Company Private Limited	1 000	0.00	I-A-2
41	Real Fibres Private Limited	1 000	0.00	I-A-2
42	Jagdanand Investments and Trading Company Private Limited	150	0.00	I-A-2
43	Reliance Nutraceuticals Private Limited	100	0.00	I-A-2
44	Reliance Pharmaceuticals (India) Private Limited	100	0.00	I-A-2
45	Jagdishvar Investments and Trading Company Private Limited	100	0.00	I-A-2
46	Kankhal Investments and Trading Company Private Limited	100	0.00	I-A-2
47	Kardam Commercials Private Limited	100	0.00	I-A-2
48	Kedareshwar Investments and Trading Company Private Limited	100	0.00	I-A-2
49	Krish Commercials Private Limited	100	0.00	I-A-2
50	Kshitij Commercials Private Limited	100	0.00	I-A-2
51	Nityapriya Commercials Private Limited	100	0.00	I-A-2
52	Priyash Commercials Private Limited	100	0.00	I-A-2
	Total	74 67 04 874	51.37	

Note: Share holding is as per Register of Members adjusted for inter se transfers as diclosed to the Company.

Reliance Industries Limited MUMBAI

FORM C

FREE-FLOAT HOLDERS
DISCLOSE ONLY HOLDINGS OF 1% & ABOVE
(List holders Categorywise)

Name of the Company : RELIANCE INDUSTRIES LIMITED

Scrip Code: 500325

Quarter Ended: 31st March, 2008

No	Holders Name	No.of Shares Held	% of Shareholding	Category Code	Relationship, if any with anyone in I
1	Life Insurance Corporation of India	7 11 54 778	4.89	II-A-8	NIL
2	The Bank of New York as Depository (for GDRs)	5 39 54 815	3.71	II-C	NIL
	Total	12 51 09 593	8.61		

Reliance Industries Limited MUMBAI

END